Exhibit 99.2

Directors' Report on the State of the Company's Affairs
for the six-month and three-month periods ended June 30, 2011

We respectfully present the Directors' Report on the state of affairs of Bezeq, The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as “the Group"), for the six-month period ended June 30, 2011 (the "half") and for the three-month period then ended ("Quarter").

The Directors' Report contains a condensed review of its subject-matter, and it assumes that the Directors' Report at December 31, 2010 is also available to the reader.

Commencing April 25, 2010, the financial statements of Walla! Communications Ltd. ("Walla") are consolidated in the financial statements of the Group.

The Group reports on four main segments in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular

3)	International communications, Internet and NEP services

4)	Multi-channel television

The Company has other areas of operation which are not material to the activities of the Group, and these are included in the financial statements as the "Others" segment. They are, mainly, Internet services and Internet portal operation (through Walla), and customer center services (through Bezeq On Line).

Profit for the reporting half amounted to NIS 991 million1 compared with NIS 1,280 million in the corresponding period, a decrease of approximately 22.6%.

Profit for the reporting Quarter was NIS 585 million, compared with NIS 638 million in the corresponding quarter, a decrease of approximately 8.3%.

The results of the half were influenced mainly by a rise in other operating expenses, net, due to the recording of expenses in respect of an early retirement plan for 2011 arising from a Company commitment established with the January 2011 resolution of the Board of Directors and its communication to the public (see Note 12A to the financial statements). Expenses for early retirement in 2010 were recorded in the financial statements at December 31, 2009, since the Board of Directors' resolution on early retirement was adopted and communicated to the public in November 2009.

The decrease in profit for the Quarter stems from a decrease in operating income and an increase in finance expenses. See below for further details.

The Company's EBITDA (operating profit before depreciation and amortization) decreased from NIS 2,555 million in the corresponding period and NIS 1,338 million in the corresponding quarter, to NIS 2,283 million in the current period and NIS 1,283 million in the Quarter. Most of the decrease stems from the factors noted above which affected profit.

1	In this translation of the Directors' Report, all amounts should be understood by the reader to be rounded to the nearest million or thousand, as the case may be.

A.	Board of Directors' explanations for the state of the Company's affairs, the results of its operations, its equity, cash flows and other matters

1.	Financial condition

a.
The Group's assets at June 30, 2011 amounted to NIS 15.20 billion, compared with NIS 13.82 billion on June 30, 2010, of which NIS 5.89 billion (approximately 39%) is property, plant and equipment, compared with NIS 5.51 billion (approximately 40%) on June 30, 2010.

The increase in the Group’s assets is in all segments, as explained below.

In the domestic fixed-line communications segment there was an increase of NIS 791 million in total assets, excluding investment in investee companies, compared with June 30, 2010, due mainly to an increase in fixed asset balances resulting from deployment of the NGN system and also from a rise in cash balances and intangible assets.

In the cellular segment, assets increased from NIS 4.85 billion on June 30, 2010 to NIS 5.32 billion at June 30, 2011. Most of the increase stems from a rise in customer balances, mainly due to an increase in revenues from sales of terminal equipment on installments and to an increase in inventory and cash balances, which were partially offset by a decrease in property, plant and equipment and in intangible assets.

In the international communications, Internet and NEP services segment, assets (excluding investment in associates) by NIS 143 million. Most of the increase was in fixed asset balances following investment in the sea-bed cable.

In the multi-channel television segment there was an increase in assets from NIS 1,245 million on June 30, 2010 to NIS 1,274 million at June 30, 2011, which stemmed mainly from an increase in intangible asset balances and in cash.

The assets of the "Others segment also increased, mainly due to Walla's purchase of shares in Coral Tel Ltd. (operator of the Yad2 website) in September 2010.

b.
The Group's debt to financial institutions and debenture holders at June 30, 2011 amounted to NIS 6.98 billion, compared with NIS 5.23 billion on June 30, 2010. The increase stemmed from the domestic fixed-line communications segment, due to receipt of bank loans and a private issue of debentures. The increase was moderated by the repayment of debentures in the segment, as well as the repayment of debentures and loans in the cellular segment.

2.	Results of operations

a.	Result highlights Condensed consolidated income statement:

	For the six months ended June 30,				For the three months ended June 30,
	2011	2010	Increase		2011	2010	Increase
	NIS millions	NIS millions	(decrease)	Change	NIS millions	NIS millions	(decrease)	Change
Ongoing operations:
Revenues	5,806	5,896	(90)	(2)%	2,893	2,981	(88)	(3)%
Costs and expenses	4,206	4,032	174	(4)%	1,958	1,991	(33)	(2)%

Operating income	1,600	1,864	(264)	(14)%	935	990	(55)	(6)%
Finance expenses, net	82	13	69	-	62	35	27	77%

Profit after finance expenses, net	1,518	1,851	(333)	(18)%	873	955	(82)	(9)%
Equity in losses of investees	137	109	28	26%	72	86	(14)	(16)%

Profit before income tax	1,381	1742	(361)	(21)%	801	869	(68)	(8)%
Income tax	390	462	(72)	(16)%	216	231	(15)	(6)%

Profit for the period	991	1,280	(289)	(23)%	585	638	(53)	(8)%
Attributable to:
Company owners	992	1,280	(288)	(23)%	585	638	(53)	(8)%
Non-controlling interests	(1)	-	(1)	100%	-	-	-	-

Profit for the period	991	1,280	(289)	(23)%	585	638	(53)	(8)%

Earnings per share:
Base earnings per share (NIS)	0.37	0.48	(0.11)	(22.9)%	0.22	0.24	(0.02)	(8.3)%
Diluted earnings per share (NIS)	0.36	0.47	(0.11)	(23.4)%	0.21	0.24	(0.03)	(12.5)%

Most of the decrease in the Group's revenues stems from the decrease in revenues from interconnect fees in the cellular and domestic fixed-line communications segments, after their rate was lowered by about 70% compared with the rate in the corresponding period. The decrease was moderated by an increase in revenues from sales of terminal equipment in the cellular segment, and by the start of consolidation of Walla ("Others" segment) from April 25, 2010.

The Group’s depreciation and amortization expenses in the half amounted to NIS 683 million, compared with NIS 691 million in the corresponding period, a decrease of 1.2%.

The decrease stemmed mainly from the cellular segment, due to items of property, plant and equipment which reached the end of their depreciation, notably the CDMA network, and was offset by an increase in depreciation in respect of new fixed asset items.

The Group’s depreciation and amortization expenses in the current Quarter and in the corresponding quarter were NIS 348 million.

The Group’s salary expense in the half amounted to NIS 1,072 million, compared with NIS 994 million in the corresponding period, an increase of 7.8%.

The salary expense in the Quarter amounted to NIS 540 million, compared with NIS 489 million in the corresponding period, an increase of 10.4%.

The increase in the salary expense stems mainly from the domestic fixed-line communications segment, and is due to an increase in share-base payments and a rise in wages. The increase was partially offset by an increase in salary attributable to investment and a decrease in the number of employees. The salary expense also increased with the consolidation of Walla.

The Group’s operating and general expenses in the half amounted to NIS 2,263 million compared with NIS 2,442 million in the corresponding period, a decrease of 7.3%.

Operating and general expenses in the Quarter amounted to NIS 1,132 million compared with NIS 1,224 million in the corresponding quarter, a decrease of 7.5%.

The decrease stems from the domestic fixed-line communications and the cellular segments, due to a decrease in interconnect expenses as noted above. The decrease was moderated by a rise in the cost of selling terminal equipment in the cellular segment.

Other operating expenses, net, of the Group in the half amounted to NIS 188 million, compared with NIS 95 million in the corresponding period. The change stems from recording of expenses of NIS 281.5 million in the first quarter of 2011 in respect of early retirement in the domestic fixed-line communications segment (see Note 12A to the financial statements).

Other operating expenses, net, of the Group in the Quarter amounted to NIS 62 million, compared with NIS 70 million in the corresponding quarter.

The Group's finance expenses, net, in the half amounted to NIS 82 million, compared with NIS 13 million in the corresponding period.

Finance expenses, net, in the Quarter amounted to NIS 62 million, compared with NIS 35 million in the corresponding quarter.

The increase in net finance expenses stems mainly from the domestic fixed-line communications segment.

b.	Segments of operation

Below are data by segment, presented in accordance with the Group’s segments of operation:

	1-6/2011		1-6/2010		4-6/2011		4-6/2010
Revenues by operating segment	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue

Domestic fixed-line communications	2,348	40.4%	2,611	44.3%	1,170	40.4%	1,307	43.8%
Cellular	2,888	49.7%	2,822	47.9%	1,438	49.7%	1,429	47.9%
International communications, Internet and NEP services	662	11.4%	685	11.6%	333	11.5%	342	11.5%
Multi-channel television	810	14.0%	787	13.3%	404	14.0%	396	13.3%
Other and offsets*	(902)	(15.5)%	(1,009)	(17.1)%	(452)	(15.6)%	(493)	(16.5)%
Total	5,806	100%	5,896	100%	2,893	100%	2,981	100%

	1-6/2011		1-6/2010		4-6/2011		4-6/2010
Operating profit by operating segment	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue
Domestic fixed-line communications	728	31.0%	993	38.0%	517	44.2%	503	38.5%
Cellular	756	26.2%	684	24.2%	357	24.8%	362	25.3%
International communications, Internet and NEP services	121	18.3%	185	27.0%	60	18%	123	36.0%
Multi-channel television	127	15.7%	66	8.4%	66	16.3%	7	1.8%
Other and offsets*	(132)		(64)		(65)		(5)
Consolidated operating profit / % of Group’s revenues	1,600	27.6%	1,864	31.6%	935	32.3%	990	33.2%

* Setoffs are mainly in respect of a segment that is an associate.

Domestic fixed-line communications segment

Revenues:

Segment revenues in the first half of 2011 totaled NIS 2,348 million compared with NIS 2,611 million in the corresponding period, a decrease of 10.1%.

Segment revenues in the Quarter totaled NIS 1,170 million compared with NIS 1,307 million in the corresponding quarter, a decrease of 10.5%.

The decrease in segment revenues stemmed primarily from a decrease in revenues from interconnect fees to the cellular networks (with a corresponding decrease in expenses), due to those fees being lowered commencing January 1, 2011. Review of the effects of the change in interconnect tariffs on the Company's income shows that the lower tariffs reduced the segment's income by NIS 289 million in the half and by NIS 152 million in the Quarter.

In contrast, revenues from high-speed Internet increased, mainly as a result of an increase in the number of Internet subscribers and in increase in ARPU due to upgrading to higher surfing speeds and an increase in sales of home networks. Revenues from data communication and others also increased. The rise was partially offset by a decrease in revenues from telephony, mainly as a result of reduced call traffic and the number of lines.

Costs and expenses:

Depreciation and amortization expenses in the half amounted to NIS 333 million compared with NIS 341 million in the corresponding period, a decrease of 2.3%.

The source of the decrease is the end of depreciation of property, plant and equipment and an increase in the scrap value of property, plant and equipment. The decrease was partially offset by an increase in depreciation stemming from making investments in the NGN project.

Depreciation and amortization expenses in the current Quarter and in the corresponding quarter amounted to NIS 171 million.

The salary expense in the half amounted to NIS 575 million, compared with NIS 527million in the corresponding period, an increase of 9.1%.

The salary expense in the Quarter amounted to NIS 291 million, compared with NIS 250 million in the corresponding quarter, an increase of 16.4%.

The increase in the salary expense in the half resulted from an increase in share-based payments and a rise in wages, and was moderated mainly a rise in salaries attributable to investment and a decrease in the number of employees.

Operating and general expenses in the half amounted to NIS 524 million compared with NIS 788 million in the corresponding period, a decrease of 33.5%.

Operating and general expenses in the Quarter amounted to NIS 253 million compared with NIS 396 million in the corresponding quarter, a decrease of 36.1%.

The decrease stems from a decrease in interconnect fees to the cellular networks with a corresponding decrease in interconnect fee revenues, following reduction of the fees as noted above.

Other net operating expenses in the half amounted to NIS 188 million, compared with income of NIS 38 million in the corresponding period.

The transition from income to expenses stems from recording an expense provision of NIS 281.5 million in respect of early retirement severance liabilities (see Note 12A to the financial statements). Conversely, there is an increase in capital gains from the sale of real estate assets and copper (see Note 12F to the financial statements).

Other net operating expenses in the Quarter amounted to NIS 62 million, compared with income of NIS 13 million in the corresponding quarter

The increase in income stems mainly from and increase in capital gains on the sale of real estate properties and copper.

Operating profit:

Operating profit in the segment in the half amounted to NIS 728 million compared with NIS 993 million in the corresponding period, a decrease of 26.7%.

Operating profit in the segment in the Quarter amounted to NIS 517 million compared with NIS 503 million in the corresponding period, an increase of 2.8%.

The decrease stems from the changes described above in the income and expense items in the half, mainly the provision for early retirement severance liabilities.

Finance expenses, net:

Net finance expenses in the half amounted to NIS 99 million, compared with NIS 28 million in the corresponding period.

Net finance expenses in the Quarter amounted to NIS 73 million, compared with NIS 29 million in the corresponding quarter.

The increase stems mainly from an increase in borrowings at fixed and variable shekel interest, from a finance expense of NIS 30 million in respect of revaluation of a liability for a distribution that does not pass the profit test, and in the half, also a rise in linkage differential expenses n respect of debentures due to a rise in the known Index to which they are linked by a rate higher than in the corresponding period. The increase was moderated mainly by a rise in finance income from shareholder loans to DBS and by repayment of debentures.

Cellular segment

Revenues:

Segment revenues in the first half of 2011 amounted to NIS 2,888 million compared with NIS 2,822 million in the corresponding period, an increase of 2.3%.

Segment revenues in the Quarter amounted to NIS 1,438 million compared with NIS 1,429 million in the corresponding quarter, an increase of 0.6%.

Segment revenues from services (including value added services) in the half amounted to NIS 1,874 million, compared with NIS 2,246 million in the corresponding period, a decrease of 16.6%.

Segment revenues from services in the Quarter amounted to NIS 925 million, compared with NIS 1,140 million in the corresponding period, a decrease of 18.9%.

The decrease in revenues from services is the result of the lower interconnect fee rates, which reduced revenues by NIS 431 million in the half and by NIS 218 million in the Quarter.2 It is also noted that competition between the cellular companies has intensified in recent months, which has led to erosion of tariffs both for new customers and for existing customers as part of the effort to retain them. This is reflected in average monthly revenues per user.

Revenues from the sale of terminal equipment in the half amounted to NIS 1,014 million compared with NIS 576 million in the corresponding quarter, an increase of 76%.

Revenues from the sale of terminal equipment in the Quarter amounted to NIS 513 million compared with NIS 289 million in the corresponding period, an increase of 77.5%.

The increase in revenues from the sale of terminal equipment is due mainly to the rise in selling prices and upgrading of terminal equipment, and to an increase in the number of sales and upgrades following increased sales of smartphones.

Costs and expenses:

Depreciation and amortization expenses in the half amounted to NIS 282 million compared with NIS 298 million in the corresponding period a decrease of 5.4%.

Depreciation and amortization expenses in the Quarter amounted to NIS 143 million compared with NIS 149 million in the corresponding quarter, a decrease of 4.0%.

The decrease stems from items of property, plant and equipment which reached the end of their depreciation period, mainly in respect of the CDMA network, and was partially offset by an increase in depreciation in respect of new fixe asset items.

The salary expense in the half and in the corresponding half amounted to NIS 299 million.

The salary expense in the Quarter and in the corresponding quarter amounted to NIS 149 million.

Operating and general expenses in the half amounted to NIS 1,551 million compared with NIS 1,541 million in the corresponding period, an increase of 0.6%.

Operating and general expenses in the Quarter amounted to NIS 789 million compared with NIS 769 million in the corresponding quarter, an increase of 2.6%.

The increase stems mainly from an increase in the cost of selling terminal equipment, which is due mainly to an increase in the number of handsets sold and upgraded and to a rise in terminal equipment prices following increased sales of smartphones. The increase was largely offset by a fall in the prices of services, mainly the costs of call completion fees following the lowering of interconnect fees.

The lower interconnect fees reduced the operating and general expenses by NIS 306 million in the half and by NIS 156 million in the Quarter.2

2
The figure is calculated according to minutes actually used in the current period, multiplied by 17.82 agorot per minute, which is the difference between the interconnect fees in the current period (7.28 agorot per minute) and the interconnect fees in the corresponding period (25.1 agorot per minute).

Operating profit:

The segment's operating profit in the half amounted to NIS 756 million, compared with NIS 684 million in the corresponding period, an increase of 10.5%.

Operating profit in the Quarter amounted to NIS 357 million, compared with NIS 362 million in the corresponding quarter, a decrease of 1.4%.

The change in operating profit are as described above.

Finance income, net:

The segment's net finance income in the half amounted to NIS 19 million, compared with NIS 15 million in the corresponding period, an increase of 26.7%.

The increase in net finance income stems mainly from an increase in income from exchange rate differences following a fall in the dollar exchange rate in the period compared with an increase in the corresponding period, which was partially offset by an increase in expenses in respect of revaluation of borrowings following a greater rise in the known Index than in the corresponding half.

The segment's net finance income in the Quarter amounted to NIS 9 million, compared with net finance expenses of NIS 7 million in the corresponding quarter.

The increase in net finance income stems mainly from income from exchange rate differences following a fall in the dollar exchange rate compared with a rise in the rate in the corresponding quarter.

International communications, Internet and NEP segment

Revenues:

In the first half of 2011, segment revenues amounted to NIS 662 million compared with NIS 685 million in the corresponding period, a decrease of 3.4%.

Segment revenues in the Quarter amounted to NIS 333 million compared with NIS 342 million n the corresponding quarter, a decrease of 2.6%.

The decrease in revenues stems from fewer outbound and inbound minutes due to a decline in traffic volume in the market as a whole, and a decrease in call transfers between carriers around the world. Offsetting these was an increase in Internet revenues as a result of an increase in the number of customers and growth in integration activities (IT solutions and business communications).

Costs and expenses:

Depreciation and amortization expenses in the half amounted to NIS 51 million, compared with NIS 46 million in the corresponding period, an increase of 10.9%.

Depreciation and amortization expenses in the Quarter amounted to NIS 27 million, compared with NIS 23 million in the corresponding quarter, an increase of 17.4%.

The salary expense in the half amounted to NIS 129 million compared with NIS 126 million in the corresponding period, an increase of 2.4%.

The salary expense in the Quarter amounted to NIS 66 million compared with NIS 62 million in the corresponding quarter, an increase of 6.5%.

Operating and general expenses in the half amounted to NIS 361 million compared with NIS 385 million in the corresponding period, a decrease of 6.2%.

Operating and general expenses in the Quarter amounted to NIS 180 million compared with NIS 191 million in the corresponding quarter, an increase of 5.8%.

The decrease in these expenses parallels the decrease in the segment's revenues.

Revenues from other operations, net, in the half and in the second quarter of 2010 included a capital gain of NIS 57.4 million from revaluation of the holdings in Walla upon assuming control.

Operating profit:

Operating profit in the segment in the half amounted to NIS 121 million compared with NIS 185 million in the corresponding period, a decrease of 34.6%.

Operating profit in the segment in the Quarter amounted to NIS 60 million compared with NIS 123 million in the corresponding quarter, a decrease of 51.2%.

The decrease in stems from the changes described above in the income and expense items, primarily the recording of a capital gain of NIS 57.4 million in the half and second quarter of 2010.

Multi-channel television (stated by the equity method)

Revenues:

Segment revenues in the half amounted to NIS 810 million compared with NIS 787 million in the corresponding period, an increase of 2.9%.

Segment revenues in the Quarter amounted to NIS 404 million compared with NIS 396 million in the corresponding quarter, an increase of 2%.

Most of the increase stems from a rise in revenues from advanced products and from an increase in the number of segment customers.

Costs and expenses:

Cost of sales in the half amounted to NIS 541 million, compared with NIS 584 million in the corresponding period, a decrease of 7.4%.

Cost of sales in the Quarter amounted to NIS 269 million, compared with NIS 322 million in the corresponding quarter, a decrease of 16.5%.

Most of the decrease stems from a material provision for AKUM made in the corresponding half and quarter.

Sales, marketing, administration and general expenses in the half amounted to NIS 142 million, compared with NIS 138 million in the corresponding period, an increase of 2.9%.

Sales, marketing, administration and general expenses in the Quarter amounted to NIS 70 million, compared with NIS 67 million in the corresponding quarter, an increase of 4.5%.

Operating profit:

Operating profit in the half amounted to NIS 127 million compared with NIS 66 million in the corresponding period, an increase of 92.4%.

Operating profit in the Quarter amounted to NIS 66 million compared with NIS 7 million in the corresponding quarter.

The increase in operating profit stems from the changes described above in the income and expense items, and primarily from a material provision for AKUM made in the corresponding period and quarter.

c.	Income tax

The Group's tax expense in the first half of 2011 amounted to NIS 390 million, representing approximately 28.2% of pre-tax profit, compared with NIS 462 million and 26.5% of pre-tax profit in the corresponding period. The rise in the tax rate out of pre-tax profit stems mainly from expenses not recognized for tax purposes and from timing differences in the recognition of expenses for tax purposes (primarily early retirement), which will be recognized when the tax rates are lower than those in effect today.

The tax expense in the Quarter amounted to NIS 216 million, representing approximately 27% of pre-tax profit, compared with NIS 231 million and 26.6% of pre-tax profit in the corresponding quarter.

3.	Equity

Equity attributable to the Company's owners at June 30, 2011 amounted to NIS 2.44 billion, which is approximately 16% of the total balance sheet, compared with NIS 5.4 billion and 39% of the balance sheet on June 30, 2010. The decrease in equity stemmed from the distribution of a dividend of NIS 2.44 billion during the second half of 2010 and in the first half of 2011, and from the distribution of a dividend that does not pass the profit test, in the amount of NIS 3 billion in the reporting period, which is stated at its present value of NIS 2.81 billion (see Note 6F to the financial statements). The decrease was partially offset by the Group's undistributed profits in the reporting period.

4.	Cash flow

Consolidated cash flow from operating activities in the first half of 2011 amounted to NIS 1,445 million, compared with NIS 1,782 million in the corresponding period, a decrease of NIS 337 million.

Consolidated cash flow from operating activities in the Quarter amounted to NIS 670 million, compared with NIS 976 million in the corresponding quarter, a decrease of NIS 306 million.

Most of the decrease stems from the cellular segment, primarily due to changes in the working capital and the increase in sales of terminal equipment on 36 installments.

Cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting period these included NIS 797 million in the development of communications infrastructure compared with NIS 607 million in the corresponding period, and NIS 158 million in intangible assets and deferred expenses in the current and corresponding periods. In contrast, the domestic fixed-line communications segment received proceeds of NIS 235 million from the sale of fixed assets in the reporting period, compared with NIS 41 million in the corresponding period. In addition, in the cellular segment, net proceeds of NIS 110 million were received in the corresponding period from the sale of   an investment in a money market fund.

In the reporting half, the Group repaid net debts and paid interest amounting to NIS 977 million, of which NIS 757 million of debentures, NIS 24 million of loans and NIS 193 million of interest payments, compared with net debt repayment and interest payments of NIS 996 million in the corresponding period. Conversely, the domestic fixed-line communications segment raised NIS 2 billion of debt in the Quarter (see Note 12B to the financial statements), compared with NIS 1.9 billion in the corresponding quarter.

In addition, a dividend of NIS 1.66 billion was paid in the Quarter, compared with NIS 2.45 billion in the corresponding quarter.

The average of long-term liabilities to financial institutions and debenture holders in the reporting period was NIS 6.113 billion.

Average supplier credit in the reporting period was NIS 1,033 million, and average short-term customer credit was NIS 2,781 million. Average long-term customer credit was NIS 1,170 million.

The Group's working capital deficit at June 30, 2011 amounted to NIS 1,298 million compared with NIS 482 million in the corresponding period, and in the Company was NIS 2,360 million compared with NIS 1,564 million in the corresponding period. The increase in the Group's working capital deficit stems mainly from the balance of the dividend payable and the increase in short-term financial and other liabilities.

The Board of Directors of the Company reviewed the current and foreseeable cash sources and needs, the investment needs of the Company and the sources of finance and the amounts that can potentially be raised for the Company. Based on a review of all these factors, the Board of Directors concluded that despite the working capital deficit, the Company does not have a liquidity problem.    The Company can meet its present and future cash needs for the foreseeable future, both by means of generating cash from operations and by means of raising debt from bank and non-bank sources – see also Note 12 to the financials statements concerning raising NIS 2.7 billion in debentures offered to the public after the balance sheet date.

The above information includes forward-looking information based on the Company's assessments as to liquidity. Actual data might differ substantially from the above assessment if a change occurs in one of the factors taken into account in their making.

B.	Explanations of the Board of Directors relating to market risks and their management

a.
Surplus assets exposed to changes in nominal shekel interest decreased by NIS 3,292 million to surplus liabilities exposed to changes in nominal shekel interest, as a result of the distribution that does not pass the profit test, is interest-free and unlinked (see Note 6F to the financial statements) and as a result of NIS 2 billion of debt raised in May 2011 (see Note 12B to the financial statements), of which NIS 900 million at fixed interest. Other than this, the sensitivity analyses for the fair value and effects of change in market prices on the fair value of the balance-sheet and off-balance-sheet balances with regard to which there is strong affinity at June 30, 2011, do not differ materially from the report on December 31, 2010.

b.
The linkage bases report at June 30, 2011 does not differ significantly from the report of December 31, 2010, except for the increase in unlinked liabilities of NIS 4,341 million described in Section 1 above.

C.	Corporate governance

1.	Disclosure on the proceeding for approving the financial statements

1.1	Committee

The Company's Financial Statements Review Committee is a separate committee from the Audit Committee, although some members of the Audit Committee are also members of the Financial Statements Review Committee (Mordechai Keret – external director, Yitzchak Idelman – external director, Dr. Yehoshua Rosenzweig – independent director).

1.2	Committee members

The committee has four members - Yitzchak Idelman – Chairman (external director), Mordechai Keret (external director), Eldad Ben-Moshe (independent director), and Dr. Yehoshua Rosenzweig (independent director), who was appointed to the committee on May 31, 2011. All four members have accounting and financial expertise, and all submitted a declaration prior to their appointment. For more information about the members of the committee, see Chapter D of the Company's 2010 Periodic Report.

1.3	Proceeding for approval of the financial statements

a.	The Financial Statements Review Committee discussed and prepared its recommendations to the Board of Directors at its meetings on July 25 and 28, 2011.
b.	All the members of the committee participated in the discussions.
c.
Other than the committee members, the following persons attended the committee's meeting on July 25, 2011: Chairman of the Board Shaul Elovitz, CEO Avi Gabbay, Deputy CEO and CFO Alan Gelman, comptroller Danny Oz, internal auditor Lior Segal, director Rami Nomkin, General Counsel Amir Nachlieli, and the outside auditors, and other office-holders in the Company. At the committee's meeting on July 28, 2011, the following persons attended in addition to the committee members: Chairman of the Board Shaul Elovitz, CEO Avi Gabbay, Deputy CEO and CFO Alan Gelman, comptroller Danny Oz, internal auditor Lior Segal, director Rami Nomkin, Company Secretary Linor Yochelman, General Counsel Amir Nachlieli, and the outside auditors, and other office-holders in the Company.

d.
The committee reviewed the assessments and estimates made in connection with the financial statements, internal controls relating to the financial reporting, the integrity and appropriateness of the disclosure in the financial statements, the accounting policy adopted and the accounting treatment applied in material matters of the corporation.

e.
At its meeting on May 5, 2011, the committee decided on the identity of the regular attendees of its meetings. The committee also decided that at the end of every quarterly meeting for approval of the financial statements, it would convene together with the internal auditor and the outside auditors only.

f.	The committee's recommendations were submitted to the Board of Directors in writing on July 28, 2011.
g.	The Board of Directors discussed the committee's recommendations and the financial statements on August 1, 2011.
h.
The Board of Directors believes that the recommendations of the Financial Statements Review Committee were submitted a reasonable time before the Board meeting (which the Board had determined to be not less than 72 hours), notwithstanding their scope and complexity.

i.	The Board of Directors accepted the recommendations of the committee, and resolved to approve the financial statements of the Company at June 30, 2011.

2.
Commencing 2011, the Company ceased application of the Securities (Periodic and immediate reports) Regulations, 2009, in the matter of the internal control it implements, and instead it applies the provisions of the Sarbanes-Oxley Act (SOX) of 2002, as a significant subsidiary of a company traded in the US.

D.	Disclosure concerning the Company’s financial reporting

1.	Critical accounting estimates

Preparation of the financial statements in accordance with IFRSs requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments on different assumptions or in different conditions. The financial statements provide information about primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy. We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

2.
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements.

3.	Events after the balance-sheet date

On August 1, 2011, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company the distribution of a cash dividend to the shareholders in the amount of NIS 992 million (see Note 6G to the financial statements).

E.	Details of a series of liability certificates

1.	Debentures Series 4 – NIS 300,000,000 par value was repaid on June 1, 2011, and the series has now been repaid in full.

2.	Debentures Series 5 - Following are the updated data at June 30, 2011:

Debentures Series 5
A.	Par value	NIS 1,989,139,167 (1) (2)
B.	Par value revalued at the reporting date (linked to the CPI)	NIS 2,375,782,423 (3)
C.	Accrued interest	NIS 10,493,039
D.	Fair value	NIS 2,597,616,838
E.	Stock exchange value	NIS 2,597,616,838

(1) On June 1, 2011, NIS 397,827,833 par value was repaid.
(2) Of which, NIS 733.4 million par value is held by a wholly-owned subsidiary.
(3) Of which NIS 876 million is held by a wholly-owned subsidiary.

On June 16, 2011 the Company was notified by Mizrachi Tefahot Trust Ltd. ("the Trust Company") that in accordance with the provisions of Sections 35E(2) and 35N(3) of the Securities Law, 1968, its tenure as trustee for the Company's Debentures (Series 5) had expired for reasons of conflict of interests, in that credit had been provided for the Company and/or its controlling shareholder by Mizrachi Tefahot Bank Ltd., the parent of the Trustee Company. The Company is urgently seeking another trustee, and until a new one is appointed, the Trust Company will continue to fulfill that role.

3.
After the balance sheet date, on July 3, 2011, the Company issued Debentures Series 6, 7 and 8, as shown below, under a shelf offering report dated June 29, 3011 published pursuant to the shelf prospectus. The tender for the debentures was completed on June 30, 2011.

These debentures are not included in the Company's liabilities at June 30, 2011.

Details of the new debentures:

		Debentures Series 6	Debentures Series 7	Debentures Series 8
A.	Issue date	July 3, 2011	July 3, 2011	July 3, 2011
B.	Total par value on issue date	NIS 958,088,000	NIS 424,955,000	NIS 1,329,363,000
C.	Stock exchange value	Not yet trading on June 30, 2011
D.	Interest type	Fixed at 3.7%	Variable – short-term for one year + margin not exceeding 1.4%	Fixed at 5.7%
E.	Repayment dates for principal	December 1st of each of the years 2018-2022	December 1st of each of the years 2018-2022	June 1st of each of the years 2015-2017
F.	Interest payment dates	June 1st and Dec. 1st of every year from Dec. 1, 2011 to Dec. 1, 2022	1st of March, June, Sept. and Dec. each year from Sept. 1, 2011 to Dec. 1, 2022	June 1st and Dec. 1st every year from Dec. 1, 2011 to June 1, 2017
G.	Linkage	CPI – principal and interest (base index – May 2011)	Unlinked	Unlinked
H.	Company's right to make early redemption	No	No	No
I.	With the inclusion of Series 6-8 in the Company's liabilities – total liabilities out of the Company's total liabilities is expected to be	Material	Not material	Material

Series 6 and 7
Trust company – Reznik Paz Nevo Trusts Ltd.
Name of persons in charge at trust company – CPA Yossi Reznik and Adv. Lliat Bachar-Segal
E-mail – trust@rpn.co.il; tel: 03-6393311; fax: 03-6393316
Address: 14 Yad Harutzim Street, Tel Aviv

Series 8
Trust company – Strauss Lazar Trust Co. (1992) Ltd.
Name of person in charge at trust company – CPA Uri Lazar
E-mail – slcpa@slcpa.co.il; tel: 03-6237777; fax: 03-5613824
Address – 17 Yitzchak Sadeh Street, Tel Aviv

For these debentures, the Company undertook not to create additional charges on its assets unless it simultaneously creates a negative pledge on identical terms to the terms of the negative pledge given in favor of banks and subject to the exceptions defined in it, as described in Note 14C(1) to the financial statements at December 31, 2010.

4.
On April 3, 2011, the Company received notice from Midroog Ltd., a rating company, which rates the Debentures(Series 4 and 5) issued by the Company, of removal of those debentures from the Watch List while leaving the rating unchanged (Aa1) with negative outlook, due to the prospect of a capital reduction and the distribution of a dividend of NIS 3 billion decided upon by the Company and approved by the District Court.

On June 29, 2011 Midroog announced a rating of Aa1 with negative outlook for the NIS 3 billion of Debentures (Series 6-8) that would be issued by the Company, and the same rating for the Company's debentures in circulation.

On June 29, 2011, S&P Maalot announced that it has set a rating of ilAA+ for the Company's NIS 3 billion of new debentures (series 6-8).

The latest rating reports are attached to the Directors' Report.

We thank the managers, employees and shareholders of the Group’s companies.

Shaul Elovitz	Avraham Gabbay
Chairman of the Board	CEO

Date of signature: August 1, 2011